IRIS ENERGY LIMITED
Level 12, 44 Market Street
Sydney, NSW 2000 Australia

January 26, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street
N.E. Washington, D.C. 20549

Attn:	Mariam Mansaray
Joshua Shainess

Re:	Iris Energy Limited
Registration Statement on Form F-1
File No. 333-267568

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Iris Energy Limited, a Company organized under the laws of Australia (the “Registrant”), hereby requests acceleration of effectiveness of its registration statement on Form F-1 (File No. 333-267568), as amended, to 4:00 p.m. Eastern Time on January 26, 2023, or as soon as practicable thereafter.

The Registrant hereby authorizes Marcel Fausten of Davis Polk & Wardwell LLP to orally modify or withdraw this request for acceleration.

Please contact Marcel Fausten of Davis Polk & Wardwell LLP at (212) 450-4389 or marcel.fausten@davispolk.com with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Very truly yours,

IRIS ENERGY LIMITED

By: /s/ Daniel Roberts

Daniel Roberts
Authorized Signatory